August 11, 2022

Michael Fay
Division of Corporation Finance
Office of Life Sciences
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Subject: Bio-Rad Laboratories, Inc.
Form 10-K for the Year Ended December 31, 2021
SEC Letter Dated July 29, 2022
File No. 001-07928

Dear Mr. Fay:

Bio-Rad Laboratories, Inc. (“Bio-Rad” or the “Company”) hereby submits for filing by direct electronic transmission the responses set forth below to the comment letter dated July 29, 2022, from the Staff of the Securities & Exchange Commission (“Staff”) regarding the filing listed above. To assist your review, we have included the text of the Staff’s comments below in bold italicized type.

Form 10-K for the Year Ended December 31, 2021

Risk Factors
Changes in the market value of our position in Sartorius AG….. page 13

We note your disclosure regarding your position in Sartorius AG. If you are currently relying on the exclusion provided by Section 3(b)(1) of the Investment Company Act of 1940 (the “1940 Act”), please enhance this risk disclosure by: (1) stating that the Company is relying on Section 3(b)(1); (2) summarizing the Company’s 3(b)(1) analysis (i.e., explaining why the Company believes that it may properly rely on the exclusion); and (3) noting that if the Commission or its staff were to determine that the Company may not rely on 3(b)(1), the Company would be an unregistered investment company required to register under the 1940 Act. Please also summarize the consequences of such a circumstance, including the practical effects of 1940 Act registration on the Company’s business.

Response:

We confirm that the Company is primarily relying on the exclusion provided by Section 3(b)(1) of the 1940 Act, although we believe there is an additional basis under Rule 3a-1 of the 1940 Act as well, and we will enhance the identified risk disclosure in accordance with the Staff’s comment beginning with our Quarterly Report for the third quarter of 2022. With respect, we note that if the Commission or the Staff were to determine that the Company may not rely either on Section 3(b)(1), or Rule 3a-1, the Company would have the option to seek judicial review of this determination, as we feel confident in our position that Bio-Rad is not an investment company within the meaning of the 1940 Act.

Consolidated Financial Statements, page 38

Please note that your response to prior comment 1 is still under consideration and we may have additional comments.

We acknowledge that our response to prior comment 1 is still under consideration and that the Staff may have additional comments.

We trust this response addresses the Staff’s comments. Should you wish to discuss this matter further or if the Staff has additional questions, please contact the undersigned or Bio-Rad’s General Counsel, Tim Ernst, at tim_ernst@bio-rad.com. Thank you.

Very truly yours,

Bio-Rad Laboratories, Inc.

By:     /s/ Ajit Ramalingam
    Ajit Ramalingam
    SVP, Chief Accounting Officer

2